

September 20, 2010

By U.S. Mail

Mr. Kenneth Rakestraw
President
The Forsythe Group Two, Inc.
1061 Highway 92 N.
Fayetteville, GA 30214

Re: The Forsythe Group Two, Inc.
        Current Report on Form 8-K dated July 27, 2010 and filed July 29, 2010
        Quarterly Report on Form 10-Q for the quarter ended June 30, 2010
        File No. 0-53107

Dear Mr. Rakestraw:

        We have reviewed your filings and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K filed July 27, 2010

Item 1.01. Entry into Material Definitive Agreement, page 1
Share Exchange Transaction, page 1

1. We note your disclosure on page three that the descriptions of the summarized agreements are qualified by reference to the exhibits filed with the report. Please revise your disclosure either to confirm that the summaries you have provided are materially complete or revise the summaries to provide a materially complete description of the agreements.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 3
Overview of the Company's Business, page 4

2. Please revise your discussion of PKO in the third paragraph on page five to address your understanding of the EPA's timetable for modeling palm oil as well as why you believe it is reasonable to assume that the EPA will treat PKO the same as or similarly to palm oil and what you will do if the EPA does not approve PKO as a renewable biomass.

3. Please revise your disclosure in the second paragraph on page six to describe your timetable for acquiring and commencing operations at the temporary facility that you have identified in the Port of Savannah.

Business, page 16
Our Biodiesel Production Facilities, page 19

4. We note your statement in the second paragraph on page 20 that "[o]ur research to date does not indicate that we will not be able to surmount the permitting process." Please revise your disclosure to provide a clear statement of your expectations for the permitting process. In doing so, please set forth the timetable for the process and identify any material impediments that you believe could prevent you from completing the process in a timely manner.

5. Please revise your disclosure in the fifth paragraph on page 20 to identify representative examples of the "other outlets" that you believe might be available for your fuel if the EPA does not recognize PKO as a renewable biomass. In addition, please clarify that the EPA does not currently recognize PKO as a renewable biomass.

Feedstocks, page 22

6. Please revise your disclosure to identify the countries from which you currently plan to import PKO. In addition, please clarify how you will transport the PKO to your proposed facility.

7. Please revise your disclosure to describe the nature of the commitments that you have entered into with the five PKO growers in Africa and Southeast Asia. In doing so, please clarify whether the commitments are binding and describe any contractual or other mechanisms that you may employ to protect your supply of PKO.

8. We note your disclosure in the first paragraph on page 24 that "the petition process may extend over a lengthy period which would be detrimental to our business." Please revise your disclosure to describe your estimate of the duration of the process.

Competition, page 27

9. We note your disclaimer in the third paragraph of this section that "[t]he foregoing statistics cannot be currently verified . . . ." As you are responsible for the information that you choose to include in your filing, please revise this disclaimer to eliminate any implication that you are not responsible for the information in the report and that investors cannot rely on the information.

Risk Factors, page 30
A former employee who we terminated for cause in September 2009 . . . ., page 37

10. Please update this risk factor to reflect the settlement that you discuss on page 57.

Our officers and directors control us through their positions and stock ownership . . . ., page 42

11. Please revise this risk factor to disclose that Mr. Rakestraw owns 67.55% of your common stock and thus, by himself, has the ability to control your company. In addition, you disclose that if Messrs. Rakestraw and Harris vote in concert, "they are able to influence the outcome of stockholder votes." Please revise this disclosure to clarify that they would have the ability to ensure approval or disapproval of any matter put to the vote of your stockholders.

Management's Discussion and Analysis of Financial Condition . . . ., page 45
Overview, page 45

12. Please revise your disclosure to clarify that the biodiesel production credit expired in December 2009.

Impact of RFS2, page 48

13. Please revise your disclosure to clarify that our intended feedstock, PKO, does not clarify as a renewable biomass and discuss the implications of this under RFS2.

Liquidity and Capital Resources, page 49

14. We note your disclosure in the first paragraph on page 50 that you will seek financing of approximately $1.8 million to proceed with your temporary plant. Please revise your disclosure to discuss how you plan to raise these funds. In doing so, please address the funding sources that you are considering and the likely timetable to obtain the funds.

Mr. Kenneth Rakestraw
September 20, 2010
Page 4

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
Matters, page 58

15. We are unable to locate a narrative text to which the footnotes included in the table relate.
    Please revise the table accordingly.

16. The EDGAR system does not reflect the filing of a Form 3 by Mr. Rakestraw or Mr. Harris.
    Please advise.

Related Party Transactions, page 60

17. We note the disclosure that the borrowings from your president are not evidenced by any
    instrument. If you are party to an oral contract that would be required to be filed as an
    exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a
    written description of the contract as an exhibit in future filings. For guidance, you may wish
    to refer to Question and Answer 146.04 in the Regulation S-K section of our "Compliance &
    Disclosure Interpretations" which is available on the Commission's website at
    http://www.sec.gov.

18. Regarding the loans referenced in the second paragraph, please revise your disclosure to
    provide all of the information required by Item 404 of Regulation S-K.

Description of Securities, page 60

19. Please revise your disclosure to indicate that the description of your common stock and
    preferred stock is a summary of their material provisions.

Common Stock, page 60

20. In future filings, please indicate whether holders of your common stock have cumulative
    voting rights.

Item 9.01. Financial Statements of Businesses and Exhibits, page 64

21. We note that you incorporated by reference the share exchange agreement from the Form 8-
    K filed on June 18, 2010 and that you omitted the schedules and exhibits to the share
    exchange agreement filed as exhibit 99.1 to the Form 8-K. Item 601(b)(2) of Regulation S-K
    requires inclusion of an agreement to furnish supplementally a copy of any omitted schedule
    to the Commission upon request. Please revise the exhibit index accordingly.

Exhibit 99.1

Consolidated Statement of Operations, page F-3

22. We note that your inception to March 31, 2010 net loss is $446,982 in your consolidated statement of operations. However, this amount does not agree to the sum of the net losses recognized during fiscal years 2008 and 2009 and the three months ended March 31, 2010, or $460,482. Further, we note that net cash provided by operations for the inception to March 31, 2010 period begins with net loss of $460,482. Please ensure your inception to date presentations of your consolidated statement of operations present the total cumulative amounts in the financial statements included in an amendment to your Form 8-K. Please refer to the guidance in ASC 250-10-45-22 through 250-10-45-24 and 250-10-50-7 through 250-10-50-9 for guidance.

Note 3 – Significant Accounting Policies, page F-6

23. We note that during fiscal year 2009 you issued stock for professional services rendered, which is 17.7% of loss before provision for income taxes. In the financial statements included in an amendment to your Form 8-K, please disclose your accounting policy for these transactions. Please refer to ASC 505-50 for guidance.

Note 8 – Stockholders' Equity, page F-11

24. We note that the fair value of the 1,170,000 shares of common stock issued to third parties on May 15, 2009 was based on recent sales prices of your common stock. In this regard, we note that you issued short term convertible promissory notes with a value of $160,000 during fiscal year 2009 with an exchange rate of $0.50 per share of common stock, which was exercised by the noteholders on June 15, 2010. We further note that you sold 1,000 shares of common stock on May 12, 2010, a year later, for $0.05 per share of common stock. Please provide us a detailed explanation of how you determined that the fair value of your common stock on May 15, 2009, was $0.05 per share.

Note 11 – Subsequent Events, page F-12

25. In the financial statements included in an amendment to your Form 8-K, please disclose whether the 1,000 shares of common stock sold on May 12, 2010, was to third parties or related parties.

26. Please provide us your consolidated statement of stockholders' equity that has been retroactively adjusted to reflect the reverse merger transaction. Please provide us

explanations for the adjustments made to retroactively reflect the reverse merger transaction, as appropriate.

27. We note that you have provided interim financial information in the Form 8-K for BioFuel Technologies, Inc. (BFT) for the three months ended March 31, 2010. We further note that the second quarter of fiscal year 2010 Form 10-Q reflects the financial statements and information of the pre-reverse merger entity. Please confirm to us that you will include the financial statement and information for BFT for the three months ended June 30, 2010, in the third quarter of fiscal year 2010 Form 10-Q to avoid any lapses in financial reporting.

<u>Quarterly Report on Form10-Q for the Quarter Ended June 30, 2010</u>

General

28. Please update your EDGAR company profile to include your current business address and mailing address.

Exhibit 31.1

29. Item 601(b)(31) of Regulation S-K specifies that you must provide the certifications exactly as set forth in the item and that you must provide a separate certification for each principal executive officer and principal financial officer. We note that you altered paragraphs 4 and 5 of the certification and that you did not provide a separate certification for each principal executive officer and principal financial officer. In future filings, please provide the certifications exactly as set forth in the item and provide a separate certification for each principal executive officer and principal financial officer.

Closing

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338 if you have any other questions.

Very truly yours,

Pamela A. Long
Assistant Director